# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Snow Rothschild Acquisition Corp., CIK 0002123475
CUSIP: G8251A125
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 40 WEST 57TH STREET, SUITE 1800, New York, New York (NY), 10019
Date of event which requires filing of this statement: 06/08/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002137420

## Reporting persons
- Snow Rothschild Acquisition Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,650,000; shared voting power 0; sole dispositive power 5,650,000; shared dispositive power 0; aggregate amount beneficially owned 5,650,000 (20% of the class)
  Comment: The 5,650,000 founder shares referred to in Rows 5, 7 and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-296154). Ian Snow is the managing member of Snow Rothschild Acquisition Sponsor LLC (the "Sponsor") and holds voting and investment discretion with respect to the ordinary shares held of record by the Sponsor.
  
  The 5,650,000 founder shares referred to in Rows 5, 7, and 9 exclude 2,250,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.
  
  The percentage in Row 11 is based on 22,600,000 Class A Ordinary Shares issued and outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 17, 2026, and 5,650,000 Class B Ordinary Shares issued and outstanding, with the number of outstanding Class B Ordinary Shares adjusted to account for the forfeiture by the Sponsor of 100,000 Class B Ordinary Shares on July 23, 2026.
- Ian Snow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,650,000; shared voting power 0; sole dispositive power 5,650,000; shared dispositive power 0; aggregate amount beneficially owned 5,650,000 (20% of the class)
  Comment: The 5,650,000 founder shares referred to in Rows 5, 7, and 9 represent Issuer's Class B Ordinary Shares which are automatically convertible into Issuer's Class A Ordinary Shares with or immediately following the Business Combination and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-296154). Ian Snow is the managing member of the Sponsor and holds voting and investment discretion with respect to the ordinary shares held of record by the Sponsor.
  
  The 5,650,000 founder shares referred to in Rows 6, 8, and 9 exclude 2,250,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.
  
  The percentage in Row 11 is based on 22,600,000 Class A Ordinary Shares issued and outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 17, 2026, and 5,650,000 Class B Ordinary Shares issued and outstanding, with the number of outstanding Class B Ordinary Shares adjusted to account for the forfeiture by the Sponsor of 100,000 Class B Ordinary Shares on July 23, 2026.

## Item 1. Issuer
Name of issuer: Snow Rothschild Acquisition Corp.
Address of issuer's principal executive offices: 40 WEST 57TH STREET, SUITE 1800 New York, NY 10019

## Item 2. Person Filing
Name of person filing:
Snow Rothschild Acquisition Sponsor LLC
Ian Snow
Address of principal business office or, if none, residence: 40 WEST 57TH STREET, SUITE 1800 New York, NY 10019
Citizenship:
Snow Rothschild Acquisition Sponsor LLC, a Delaware limited liability company
Ian Snow, a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of August 14, 2026, the Reporting Persons may be deemed to beneficially own 5,650,000 of the Issuer's Class B Ordinary Shares.

The Sponsor is the record holder of such shares. Ian Snow is the managing member of the Sponsor and has voting and investment discretion with respect to the securities held of record by the Sponsor. As such, each of the Sponsor and Mr. Snow may be deemed to have beneficial ownership of the securities held of record by the Sponsor. Mr. Snow disclaims any beneficial ownership except to the extent of his pecuniary interest therein.
Percent of class:
The 5,650,000 Class B Ordinary Shares owned by the Reporting Persons constitute 20.00% of the total number of Class A Ordinary Shares issued and outstanding, assuming the conversion of all issued and outstanding Class B Ordinary Shares of the Issuer. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares with or immediately following the Business Combination on a one-for-one basis and may be converted at any time prior to the Business Combination at the option of the holder on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-296154).

The percentage of the Class B Ordinary Shares held by the Reporting Persons is based on 22,600,000 Class A Ordinary Shares issued and outstanding as of June 17, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 17, 2026 and 5,650,000 Class B Ordinary Shares, assuming the conversion of all 5,650,000 Class B Ordinary Shares.
Sole power to vote or to direct the vote:
Snow Rothschild Acquisition Sponsor LLC: 5,650,000 Class B Ordinary Shares
Ian Snow: 5,650,000 Class B Ordinary Shares
Shared power to vote or to direct the vote:
Snow Rothschild Acquisition Sponsor LLC: 0.00 Class B Ordinary Shares
Ian Snow: 0.00 Class B Ordinary Shares
Sole power to dispose or to direct the disposition:
Snow Rothschild Acquisition Sponsor LLC: 5,650,000 Class B Ordinary Shares
Ian Snow: 5,650,000 Class B Ordinary Shares
Shared power to dispose or to direct the disposition:
Snow Rothschild Acquisition Sponsor LLC: 0.00 Class B Ordinary Shares
Ian Snow: 0.00 Class B Ordinary Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1. Joint Filing Agreement (filed herewith).

## Signatures
- Snow Rothschild Acquisition Sponsor LLC: /s/ Ian Snow, Managing Member (08/14/2026)
- Ian Snow: /s/ Ian Snow, Individual (08/14/2026)